UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

(Amendment No. 3)

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE SPENDSMART PAYMENTS COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

848324208

(CUSIP Number of Common Stock Underlying Warrants)

Kim Petry

Chief Financial Officer

2680 Berkshire Pkwy, Suite 130

Des Moines, IA 50325

Phone: (866) 497-6081

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:

Seth I. Rubin, Esq.

Ron Ben-Bassat, Esq.

Ruskin Moscou Faltischek, P.C.

1425 RXR Plaza, East Tower

Uniondale, New York 11556

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$11,193,357	$1,527

(1)

Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 2,529,572 shares of common stock (the “Offer to Amend and Exercise”), including: (i) outstanding warrants to purchase 634,916 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on December 13, 2012 and November 30, 2012; and (ii) outstanding warrants to purchase 1,016,518 shares of the Company’s common stock issued to investors participating in the Company’s financing completed on July 19, 2012, June 20, 2012 and May 24, 2012; (iii) outstanding warrants to purchase 446,188 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on October 21, 2011 and November 21, 2011; and (iv) outstanding warrants to purchase an aggregate of 431,950 shares of the Company’s common stock issued to investors participating in the Company’s private placement financings closed on November 16, 2010. The transaction value is calculated pursuant to Rule 0-11 using $4.425 per share of common stock, which represents the average of the high and low sales price of the common stock on June 3, 2013.

(2)	Calculated by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,527	Filing Party: The SpendSmart Payments Company
Form or Registration Number: 005-59515	Date Filed: June 10, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2013 (the “Original Schedule TO”) and as previously amended by Amendment No. 1 to the Original Schedule TO filed with the SEC on June 26, 2013 (“Amendment No. 1”) and as further amended by Amendment No. 2 to the Original Schedule TO and to Amendment No.1 (“Amendment No. 2” and together with the Original Schedule TO and Amendment No. 1, the “Schedule TO”) relating to an offer by The SpendSmart Payments Company (the “Company”) to amend warrants to purchase an aggregate of 2,529,572 shares of common stock, including: (i) outstanding warrants to purchase 634,916 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on December 13, 2012 and November 30, 2012; and (ii) outstanding warrants to purchase 1,016,518 shares of the Company’s common stock issued to investors participating in the Company’s financing completed on July 19, 2012, June 20, 2012 and May 24, 2012; (iii) outstanding warrants to purchase 446,188 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing completed on October 21, 2011 and November 21, 2011; and (iv) outstanding warrants to purchase an aggregate of 431,950 shares of the Company’s common stock issued to investors participating in the Company’s private placement financings closed on November 16, 2010, upon the terms and subject to the conditions set forth in the Offer To Amend and Exercise Warrants to Purchase Common Stock, dated June 10, 2013 and as amended and supplemented by Amendment No. 1 and Amendment No. 2 (the “Offer to Amend and Exercise”).

This is the final amendment to the Schedule TO and is being filed to report the results of the Offer to Amend and Exercise. The following information is filed pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as otherwise set forth below, the information included in the Schedule TO, as amended by this Amendment No. 3, remains unchanged and is incorporated by reference herein as relevant to the items in this Amendment No. 3.

Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 3 amends and supplements only the items of the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.

Item 4. TERMS OF TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer to Amend and Exercise expired at 5:00 p.m. Eastern Time on July 15, 2013. Pursuant to the Offer to Amend and Exercise, an aggregate of 662,540 Original Warrants were tendered by their holders and were amended and exercised in connection therewith for an aggregate exercise price of approximately $1,490,715, including the following: 85,974 $9.00 December Warrants; 99,703 $9.00 Investor Warrants; 83,334 $7.50 Investor Warrants; 82,408 $9.00 2011 Warrants; 93,751 $7.50 2011 Warrants; 154,870 $9.00 2010 Warrants; and 62,500 $6.00 2010 Warrants.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE SPENDSMART PAYMENTS COMPANY

By:	/s/ Michael R. McCoy
Name:	Michael R. McCoy
Title:	Chief Executive Officer
(Principal Executive Officer)

Date: July 19, 2013